Exhibit 21

INPIXON

List of Subsidiaries

Name of Subsidiary	State of Jurisdiction of Incorporation	Fictitious Name (if any)

Inpixon USA	California	None

Inpixon Federal, Inc.	Virginia	None

Inpixon Canada, Inc.	Canada	None

Sysorex India Limited	India	None